Exhibit 99.2

Date:	October 10, 2016

To:	Associates, Former Associates and Consultants Holding Equity Awards

From:	Andy Lyness

Subject:	Treatment of Equity Awards Issued Under the EndoChoice Holdings, Inc. 2015 Equity Incentive Plan (including the Israeli Appendix to such plan), the ECPM Holdings, LLC 2013 Incentive Unit Plan (including the Israeli Appendix to such plan), the Peer Medical Ltd. 2010 Israeli Share Option Plan, and the EndoChoice, Inc. 2007 Stock Incentive Plan (together, the “Equity Plans”) in Connection with our Merger

EndoChoice Holdings, Inc. (the “Company”) has entered into an agreement and plan of merger, dated September 27, 2016 (the “Merger Agreement”), by and among the Company, Boston Scientific Corporation (“Parent”), and Falcon Merger Corp., a wholly owned subsidiary of Parent (the “Purchaser”), pursuant to which, among other things: (1) each issued and outstanding share of common stock, $0.001 par value, of the Company (“Company Stock”) (other than shares of Company Stock to be cancelled in accordance with the Merger Agreement or shares that have properly demanded appraisal for such shares in accordance with Delaware law) shall be converted into the right to receive $8.00 in cash, without interest (the “Merger Consideration”); and (2) the Purchaser will merge with and into the Company (the “Effective Time”), whereupon the separate existence of the Purchaser will cease and the Company will be the surviving corporation in the merger (the “Merger”). At the completion of the Merger, the Company will no longer be a publicly-traded company.

What does this mean to you? Effective with the closing of the Merger, the Equity Plans will be terminated. Also at that time, (1) all outstanding stock options will become 100% vested and each holder of a stock option with an exercise price per share that is lower than the Merger Consideration will become entitled to receive a cash payment, and (2) all holders of unvested restricted stock and restricted stock units will become entitled to receive a cash payment. The cash-out of your equity awards will occur as soon as practicable after the Merger is completed.

This cover letter and the attached questions and answers are being distributed to you for information purposes only to assist you in understanding the cash-out of your equity awards. They are intended to provide general information only and are qualified by the exact language of the Merger Agreement and in the event of a conflict between the terms of this cover letter, the attached questions and answers, and the Merger Agreement, the terms of the Merger Agreement shall control. You may obtain a copy of the Merger Agreement via the Securities and Exchange Commission’s website at:

https://www.sec.gov/Archives/edgar/data/1623919/000119312516720839/d267360dex21.htm.

The information provided herein does not constitute legal or tax advice. We strongly encourage you to seek the advice of a tax or financial consultant if you have specific questions regarding the tax consequences associated with your equity awards.

If you have any questions regarding the terms and conditions of your equity awards, please email the Company at [•] or contact Leonard Starr, SVP-Investments at UBS Financial Services, Inc. via phone at [•] and via email at [•].

TREATMENT OF OUTSTANDING EQUITY AWARDS

Question 1:	What impact does the Merger have on my equity awards?

Answer 1:	You may have one or more of the following awards outstanding under the Company’s Equity Plans. Treatment of each type of award is outlined below. Examples of the cash payment calculation for each award type is shown on “Exhibit A.”

Incentive and Non-Qualified Stock Options (Stock Option). Each unvested stock option that is outstanding at the Effective Time will become 100% vested and all stock options will then be automatically cancelled with each holder of a stock option that has an exercise price per share that is lower than the Merger Consideration ($8.00) becoming entitled to receive an amount in cash that is equal to (i) the difference between the exercise price of the stock option and the Merger Consideration multiplied by (ii) the total number of shares subject to the stock option, less applicable withholding taxes. Each stock option that has an exercise price per share that equals or exceeds the Merger Consideration will be cancelled without payment of any amounts in connection with the cancellation. This means that any outstanding stock options granted on August 14, 2015 will be cancelled without any payment since they have an exercise price of $16.01.

Restricted Stock and Unit Awards (RSA or RSU). Each unvested RSA or RSU that is outstanding as of the Effective Time will become 100% vested, will be automatically cancelled, and each holder of any RSA or RSU will receive an amount in cash that is equal to (i) the Merger Consideration multiplied by (ii) the number of shares of common stock subject to such award as of the Effective Time, less applicable withholding taxes.

Question 2:	Is the Company required to withhold taxes?

Answer 2:	The Company will evaluate tax withholding requirements based on the type of award, type of participant (employee, consultant, etc.), and tax jurisdiction and will withhold based on the requirements in each situation. The Company cannot provide tax advice to individual participants and recommends that you contact your personal tax advisor.

Question 3:	What happens to my equity awards before the merger is completed?

Answer 3:	Stock Options: Generally, you are free to exercise your vested stock options at any time on or before the close of business on October 31, 2016 (the Company-imposed “Equity Plan Exercise Blackout”), unless you are subject to the Company’s Insider Trading Policy (see Question 5, below). Please keep in mind that your unvested stock options will vest according to the vesting schedule included in your award agreement. You may not exercise unvested stock options.

RSAs/RSUs: During the time beginning with the date on which we signed the Merger Agreement (September 27, 2016) and the Effective Time, any RSAs or RSUs that are scheduled to vest will be processed in the usual manner.

Question 4:	Why is there a deadline on exercising my vested stock options?

Answer 4:	There is a significant amount of administrative work that needs to be completed prior to the completion of the Merger. Accordingly, the Company has imposed an Equity Plan Exercise Blackout (see Question 3). All requests to exercise stock options that are received after October 31, 2016 will not be processed. Therefore, if you wish to exercise your vested stock options prior to the Merger, you must do so before the close of business on October 31, 2016.

Question 5:	If I am subject to the Company’s Insider Trading Policy, may I still exercise my vested stock options?

Answer 5:	If you are subject to the Company’s Insider Trading Policy, you will have received notice to that effect and you will be subject to a trading blackout period, which began as of the close of business on September 15, 2016. It is anticipated that this trading blackout period will continue through the closing of the Merger, which is tentatively scheduled to occur in early November 2016. If the trading blackout period is lifted prior to the Effective Time, you will be notified of your ability to exercise your vested stock options. You will be informed of any changes to the current trading blackout period and any additional trading blackout periods, if applicable.

If you are unsure about whether you are subject to the Company’s Insider Trading Policy, please email [•].

Question 6:	If I exercise my vested stock options before the Equity Plan Exercise Blackout (see Questions 3 and 4), when and how do I get paid for the shares of Company common stock that I will receive as a result of the exercise?

Answer 6:	If you exercise your vested stock options prior to the Equity Plan Exercise Blackout, your shares will be deposited into your UBS One Source account. Common shares held in your UBS One Source account will automatically be converted into cash in the same manner as other stockholders who have common shares held in retail brokerage accounts. The cash proceeds will be deposited directly into your brokerage account (see Question 12 below).

Question 7:	Do I need to do anything to receive the cash payment for my equity awards?

Answer 7:	US participants should review your contact information in ADP to ensure that your home address, email address, phone number and other information is correct. ADP provides information to UBS One Source for their use in maintaining your plan account.

Participants outside the US and Consultants should review your contact information in UBS One Source and notify the Company of any changes in home address, phone number or email address by sending updated information by email to [•].

In addition, all participants should make sure that a W-9 (US participants) or W-8 BEN (foreign participants) has been completed. Please log in to your UBS One Source account to make sure the appropriate form is on file for your account.

Question 8:	What will happen to my stock options when the Merger is completed?

Answer 8:	When the Merger is completed (at the Effective Time), any unvested stock option that is outstanding will become fully vested. Each of your outstanding stock options (including those unvested stock options that will become vested as of the Effective Time) will be cancelled in exchange for the right to receive a cash payment. The cash payment amount for each share of Company common stock subject to each outstanding stock option with an exercise price per share that is less than $8.00 will be equal to (a) $8.00 minus (b) the exercise price per share for your stock option. If you hold a stock option with an exercise price per share that is equal to or greater than $8.00, your stock option will be cancelled without any cash payment (see Question 1 above).

Per the Merger Agreement, you will receive the cash payment (if you are entitled to such payment) as soon as possible after the Effective Time, but not later than fifteen (15) days following the Closing Date. All cash payments will be without interest and subject to applicable withholding taxes. You do not need to take any further action in order to receive the cash payment for your stock options.

For US employees and employees in foreign jurisdictions other than Israel, the cash payment will be made through the Company’s payroll system.

For Israeli participants, the cash payment will be made through ESOP Management Trust for further distribution in accordance with an anticipated ruling from the Israeli tax authorities (see Question 10).

For non-employee participants, the cash payment will be paid via Company check. Please email [•] with address corrections prior to the Effective Time to insure prompt delivery.

Question 9:	What will happen to my unvested RSAs and RSUs when the Merger is completed?

Answer 9:	At the Effective Time, each outstanding unvested RSA or RSU held by you will be cancelled and converted into the right to receive a cash payment equal to (a) $8.00 multiplied by (b) the total number of unvested shares attributed to each RSA or RSU award. All cash payments will be without interest and subject to applicable withholding taxes. You do not need to take any further action in order to receive the cash-out payment for your RSAs or RSUs.

For US employees and employees in foreign jurisdictions other than Israel, the cash payment will be made through the Company’s payroll system.

For Israeli participants, the cash payment will be made through ESOP Management Trust for further distribution in accordance with a ruling from the Israeli tax authorities (see Question 10).

For non-employee participants, the cash payment will be made via Company check. Please email [•] with address corrections prior to the Effective Time to insure delivery.

Question 10:	Is there special treatment under Israeli tax laws?

Answer 10:	With respect to Israeli employees and service providers who are the beneficiaries of equity awards, we are seeking a ruling from the Israeli Tax Authority that (1) the Merger Consideration will be made via the equity incentive trustee (ESOP Management Trust) and (2) any breach, resulting from the Merger, of the terms for a preferential tax treatment of the equity incentive, will be waived. It is anticipated that under the terms of the ruling, the Merger Consideration payable with respect to equity incentives that, upon consummation of the Merger, will not have been deposited with ESOP Management Trust for the entire statutory lock-up period, as applicable, will be released to the recipients at the lapse of the lock-up period.

Question 11:	Will any more equity awards be granted after the Merger?

Answer 11:	The Equity Plans will be terminated at the completion of the Merger and no further awards will be granted.

Question 12:	I understand that the other common shares in EndoChoice Holdings, Inc. will also be cashed out at $8.00 per share. What will happen to the stock holdings I currently have in my UBS One Source account if I don’t sell them prior to completion of the Merger?

Answer 12:	At the Effective Time, the shares of EndoChoice Holdings, Inc. common stock will be removed from your UBS One Source account, and your account will be credited with $8.00 per share. There may be a short delay between the Effective Time for the cash payment and the date that the funds are actually credited to your account. If you have any questions concerning any information in your UBS One Source account after the completion of the Merger and cash payment, please contact Leonard Starr, SVP-Investments at UBS Financial Services, Inc. via phone at [•] or via email at [•].

TAX IMPLICATIONS

The information provided herein does not constitute legal or tax advice. All associates are urged to consult their tax advisors to determine the particular tax consequences associated with their equity awards resulting from the Merger, including the applicability and effect, if any, of U.S. alternative minimum tax, and any state, local, foreign or other tax laws.

NO MERGER

If the Merger does not occur for any reason, none of your awards under the Equity Plans will be cancelled, and you will not receive the accelerated vesting and cash payments. Your awards will remain subject to their current vesting schedule.

QUESTIONS

If you have any questions regarding the treatment of your equity awards or common stock held in your UBS One Source account, please contact Leonard Starr, SVP-Investments at UBS Financial Services, Inc. via phone at [•] or via email at [•].

NOTICE TO INVESTORS AND SECURITY HOLDERS

Additional Information about the Proposed Offer and Merger and Where to Find It

The proposed transaction described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any of the Company’s securities. The solicitation and the offer to buy the shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the proposed transaction. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the proposed transaction free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at http://investors.endochoice.com/. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/ RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Forward-Looking Statements

Statements included in this communication that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the proposed transaction. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the proposed transaction; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the proposed transaction; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the proposed transaction.

Management believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and management undertakes no obligation to update publicly any of them in light of new information or future events.

Exhibit A

Equity Conversion Examples

General Information:
- All payments are subject to applicable withholding taxes.

Stock Options (all stock options become fully vested)

Options Granted:		1,000
Options Vested:	500
Options Unvested:	500
Options Exercised:		(200)
Options Outstanding & Convertible:		800

No. of Options:	A	800
Exercise Price:	B	$5.50
Cash Consideration:	C	$8.00

Formula:	A * (C-B) = Cash Payment

Options:	A	800
Net Consideration:	C—B	$2.50

Total Cash Payment:		$2,000.00

Restricted Stock Awards / Units (unvested portion of outstanding awards)

Shares/Units Granted:		1,000
Shares/Units Vested:		(250)

Shares/Units Outstanding & Convertible:		750

No. of Shares:	A	750
Cash Consideration:	B	$8.00

Formula:	A * B = Cash Payment

Total Cash Payment:		$6,000.00